Exhibit 99.1

News Release

For Immediate Release

Stantec to significantly increase Architecture practice with the planned acquisition of Anshen + Allen

SAN FRANCISCO, CA; EDMONTON, AB (August 26, 2010) NYSE, TSX:STN

Stantec announced today that it has signed a letter of intent to acquire Anshen + Allen, one of North America’s leading health care architectural firms with more than 200 employees and offices in San Francisco, California; Columbus, Ohio; Boston, Massachusetts; and London, United Kingdom.

“The combination of Anshen + Allen and Stantec will create a global Architecture practice with particular expertise in the design of health care and education facilities,” says Bob Gomes, Stantec president and chief executive officer. “One of our objectives is to expand and strengthen our Building Design practice across North America, and the addition of this internationally recognized and respected firm will help to fulfill that goal.”

Anshen + Allen’s portfolio of health care, education, and research facility projects reflects its belief that good design transforms lives. Notable assignments include the new University of California, San Francisco Medical Center at Mission Bay; the Veterinary Research Tower renovation at Cornell University; the Physical Sciences Building at the University of California, Santa Cruz; and major projects for the Santa Clara Valley Health & Hospital System, Palomar Pomerado Health district, Stanford University, and Kaiser Permanente. Stantec and Anshen + Allen recently shared success working together on the Leadership in Energy and Environmental Design Silver-certified Laguna Honda Hospital and Rehabilitation Center in San Francisco.

In addition to being a successful firm in the United States, Anshen + Allen is considered to be a leader in health care facility design in the United Kingdom. Noteworthy projects delivered out of the London office include the Octav Botnar Wing at the Great Ormond Street Hospital for Children in London, the Sir Henry Wellcome Manchester Interdisciplinary Biocentre at the University of Manchester, a new wing at the Royal Victoria Infirmary in Newcastle, and The London Clinic Cancer Centre.

“We chose Stantec because it offers a strong platform for us to compete for projects that have significance and impact worldwide,” says Roger Swanson, Anshen + Allen chief executive officer, who will continue with Stantec in a leadership position. “As one of the world’s top health care practices, joining together allows us to plan strategically for our future as our industry undergoes profound global changes.”

Stantec’s Building Design practice provides services in architecture, interior design, buildings engineering, planning, and branding and visioning. The Buildings group has more than 1,700 staff throughout North America.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets in the infrastructure and facilities sector at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of more than 150 locations in North America. Stantec trades on the TSX and the NYSE under the symbol STN. Stantec is One Team providing Infinite Solutions.

Media Contact Jay Averill Stantec Media Relations 780-917-7441 jay.averill@stantec.com	Investor Contact Simon Stelfox Stantec Investor Relations 604-696-8338 simon.stelfox@stantec.com	Anshen + Allen Contact Jenifer Altenhoff Anshen + Allen Principal 415-281-5446 Jenifer.Altenhoff@anshen.com
One Team. Infinite Solutions.